March 31, 2006

Sara D. Kalin, Esq.

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement No. 333-131211 of

Residential Asset Mortgage Products, Inc. on Form S-3

Dear Ms. Kalin:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement (the “Registration Statement”) so that it may become effective at 5:00 p.m., Eastern Standard Time, on March 31, 2006 or as soon as practicable thereafter.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,
RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.
By: *
Name: Bruce J. Paradis Title: President and Chief Executive Officer

*By	/s/ Lisa R. Lundsten

Lisa R. Lundsten

Attorney-in-fact pursuant

to a power of attorney previously

filed with the Registration Statement.